[ToughBuilt Letterhead]

September 17, 2018

United Stated Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn.: Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	ToughBuilt Industries, Inc.
Registration Statement on Form S-1 Filed July 9, 2018 and amended by Amendment No. 1 Filed July 19, 2018
File No. 333-226104

Dear Mr. Ingram:

Toughbuilt Industries, Inc. (the “Company”) hereby submits a response to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 23, 2018 (the “Comment Letter”) relating to the Registration Statement on Form S-1 referenced above.

The Company’s responses are numbered (unbolded) to correspond to the Staff’s comments (which are bolded) and are filed in conjunction with the public filing of Amendment No. 2 to the Company’s Form S-1 (the “Form S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath each such comment.

Prospectus Cover Page

1. We note that you are now offering Class A Units made up of shares of common stock and warrants. Please revise the top of your prospectus cover page to refer to the Class A Units as the securities being offered. In this regard, we note that you list only “Shares of Common Stock” and “Warrants to Purchase Shares of Common Stock” as the securities being offered. See Item 501(b)(2) of Regulation S-K.

We have revised the top of the prospectus cover page to refer to Class A Units being offered.

2. We note your disclosure that the underwriters will have the option to purchase additional shares of common stock to cover over-allotments. Please revise your disclosure to clarify whether the underwriters will have the option to purchase additional warrants to cover over-allotments.

We have revised our disclosure to clarify that the underwriters have the option to purchase additional warrants to cover overallotments.

Business, page 33

Market, page 37

3. We note your response to comment 3 in our letter dated June 8, 2018 that you do not currently have any set retailers in the Middle East. Please reconcile your response with your disclosure on page 38 that you have growing sales in the Middle East.

We have revised the disclosure to clarify that there are no current sales in the Middle East.

Underwriting, page 61

4. We note your disclosure, “[t]he underwriter is committed to purchase all the shares of common stock offered by us . . .” Please reconcile such disclosure with Section 1.1.1 of the Form of Underwriting Agreement and the disclosure on your prospectus cover page that your registration statement covers a firm commitment offering of Class A Units consisting of a share of common stock and a warrant to purchase a share of common stock.

We have updated p. 61 to reflect purchase of Class A units.

5. We note that under Section 1.2 of the Form of Underwriting Agreement filed as Exhibit 1.1, the underwriters have the option to purchase shares of common stock and/or warrants to purchase additional shares of common stock as opposed to purchasing only additional Class A Units. Please revise your disclosure to explain under what circumstances the underwriters would decide to make such purchases. In addition, please tell us how the over-allotment option comports with the offering of Class A Units being registered on this registration statement.

We have updated pp. 61 and 63 to reflect circumstances under which the underwriters may decide to exercise their over-allotment option to purchase shares of common stock and/or warrants in light of the shares of common stock and warrants comprising the Class A Units being issued and trading separately.

Exhibit 5.1 – Legal Opinion

6. We note your counsel’s opinion refers to Series A Units while your registration statement refers to Class A Units. Please advise.

This was an unintended scrivener’s error. We have updated this in the updated opinion 5.1 filed herewith.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (800) 288-4695 or our counsel Jolie Kahn at (516) 222-2230.

Very truly yours,

/s/ Michael Panosian
Chief Executive Officer